Correspondence

April 14, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Attention:      John Hartz, Senior Assistant Chief Accountant

Re:	PURE Bioscience Form 10-K for the fiscal year ended July 31, 2008 Form 10-Q for the fiscal period ended January 31, 2009 File No. 001-14468

Ladies and Gentlemen:

This letter sets forth the response of PURE Bioscience, a California corporation (the “Company,” “us” or “we”), to a letter of comment from the staff of the Securities and Exchange Commission (the “Staff”) to the Company dated April 10, 2009 (the “Staff Letter”). The Staff Letter of April 10, 2009 refers to the Staff’s original letter of March 9, 2009, and to our response dated March 24, 2009.

The paragraph below restates the numbered paragraph in the Staff Letter, and the response set out below such paragraph is our response to the Staff’s comment.

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 19

1.	We note your response to comment 7 from our letter dated March 9, 2009. Since your future profitability relies significantly upon third parties to market and distribute your products, please revise your proposed future filing disclosures to explain in detail the actions you are taking to attract reliable distributors to market and distribute your products.

Further to the telephone conversation between our Chief Financial Officer, Andrew Buckland, and Mr. Sanderson of the Staff on April 13, 2009, we hereby confirm that we will revise our future filing disclosures, commencing with the MD&A within our Form 10-Q for the period ending April 30, 2009, to explain in detail the actions we are taking to attract reliable distributors to market and distribute our products.

Please direct any further comments or questions to me by phone at (619) 596-8600, or by fax at (619) 596 8790.

Sincerely,

/s/ Michael L. Krall
President and C.E.O.
PURE Bioscience